UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

SAFE BULKERS, INC.
(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

Apt. D11,
Les Acanthes
6, Avenue des Citronniers
MC98000 Monaco
011-377-97988181
(Address of principal executive office)

30-32 Avenue Karamanli
16673 Voula
Athens, Greece
011-30-211-1888400
(Address of representation office in Greece)

Dr. Loukas Barmparis
President
30-32 Avenue Karamanli
16673 Voula
Athens, Greece
Telephone : +30 2 111 888 400
Facsimile : +30 2 111 878 500
(Name, Address, Telephone Number and Facsimile Number of Company contact person)

__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒           Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ____:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ____:

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ____.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on October 17, 2016, and as may be further amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

ADDITIONAL RISK FACTOR

Failure to meet the continued listing standards of the NYSE could impact our ability to issue securities under this registration statement.

In January 2016, we announced that we received notice from the NYSE indicating that the trading price of our common stock was not in compliance with the NYSE’s continuing listing standard that requires a minimum average closing price of $1.00 per share over a period of 30 consecutive trading days. Under the NYSE rules, this deficiency can be cured if, during the six-month period following receipt of the NYSE notice, on the last trading day of any calendar month or on the last trading day of the cure period, our common stock has a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30-trading day period ending on the last trading day of that month or the last trading day of the cure period. On June 1, 2016, the NYSE notified us that our average stock price for the 30-trading days ended May 31, 2016 was above the NYSE’s minimum requirement of $1.00 based on a 30-trading day average and, accordingly, that the Company was no longer considered below the NYSE’s $1.00 continued listing standard.

In the future, if our common stock falls below the continued listing standard of $1.00 per share and if we are unable to cure such deficiency during any subsequent cure period, our common stock could be delisted from the NYSE.  If, following any such delisting, our common stock is not subsequently listed and registered on another national securities exchange, we would be unable to meet certain transaction requirements that would effectively prevent us from offering and selling additional shares under this registration statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2016

SAFE BULKERS, INC.,

By:	/s/ Konstantinos Adamopolous
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer